Exhibit 21.1

Name                                                                                     Place of Incorporation

FOREX INTERNATIONAL TRADING CORP M.S. LTD	Israel
Triple 8 Limited	Cyprus (1)
Forex New York City LLC	New York (2)
Wheatley Asset Management LLC	New York (2)

(1)	Forex International Trading Corp. owns approximately 50% of the issued securities of Triple 8 Limited
(2)	Forex International Trading Corp. owns approximately 50% of the issued securities